SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC ANNOUNCES 2 NEW BOARD APPOINTMENTS
JINANE LAGHRARI LAABI (MOR) & AMBER RUDD (UK)
AGREE TO JOIN BOARD FROM 1 JULY

The Board of Ryanair Holdings plc today (Mon. 20 May) announced that Ms. Jinane Laghrari Laabi, a Moroccan citizen, and Ms. Amber Rudd, a UK citizen, have agreed to join the Board of Ryanair Holdings plc as non-executive directors effective from 1 July 2024.

Jinane is a former partner with McKinsey & Co. (Casablanca) covering Morocco, Africa & Middle East.  She is a non-executive director of Aluminium Du Moroc (a public listed company in Morocco).

Amber is a former UK Minister and MP who held senior cabinet positions including Home Secretary and Secretary of State for Energy and Climate Change.  She is a non-executive director of Centrica plc.

Ryanair's Chairman Stan McCarthy said:

"We are pleased that Jinane and Amber have accepted our invitation to join the Board of Ryanair Holdings plc from 1 July 2024.  They bring significant business, political and national market knowledge to our Board.  We look forward to working with both Jinane and Amber as we deliver Ryanair's exciting and ambitious targets over the coming decade of Ryanair growth."

ENDS

For further information
Please contact:
Press Office

Ryanair

Tel.: +353-1-9451799

press@ryanair.com
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary